UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)

CHINA INTELLIGENT LIGHTING AND ELECTRONICS, INC.
(Name of Issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

16890G 103
(CUSIP Number)

Richard Rappaport
1900 Avenue of the Stars, Suite 310
Los Angeles, CA 90067
(310) 843-9300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 23, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16890G 103

1.           Names of Reporting Persons.                                                                                                Richard Rappaport
I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

 (a)  ☐
 (b)  ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization	U.S.A.

Number of	7.	Sole Voting Power 1,594,220(1)
Shares Beneficially	8.	Shared Voting Power 0
Owned by Each	9.	Sole Dispositive Power 1,594,220 (1)
Reporting Person With:	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person1,594,220 (1)

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.           Percent of Class Represented by Amount in Row (11) 11.7%(2)

14.           Type of Reporting Person (See Instructions)
IN

(1)  Consists of (i) 363,143 shares of Common Stock owned by Mr. Rappaport; (ii) 54,375 shares of Common Stock owned by the Amanda Rappaport Trust, of which Mr. Rappaport is Trustee and may be deemed the indirect beneficial owner of such shares since he has sole voting and investment control over the shares; (iii) 54,375 shares of Common Stock owned by the Kailey Rappaport Trust, of which Mr. Rappaport is Trustee and may be deemed the indirect beneficial owner of such shares since he has sole voting and investment control over the shares; and (iv) 1,122,327 shares of Common Stock owned by WestPark Capital Financial Services, LLC, of which Mr. Rappaport is Chief Executive Officer and Chairman and may be deemed the indirect beneficial owner of such shares since he has sole voting and investment control over the shares.

(2)  Based on 13,684,026 shares of Common Stock outstanding as of August 19, 2010.

CUSIP No. 16890G 103

1.           Names of Reporting Persons.                                                                           WestPark Capital Financial Services, LLC
I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

 (a)  ☐
 (b)  ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	California

Number of	7.	Sole Voting Power 1,122,327(1)
Shares Beneficially	8.	Shared Voting Power 0
Owned by Each	9.	Sole Dispositive Power 1,122,327 (1)
Reporting Person With:	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person1,122,327 (1)

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

 13.           Percent of Class Represented by Amount in Row (11) 8.2%(2)

14.           Type of Reporting Person (See Instructions)
OO

(1)  Consists of 1,122,327 shares of Common Stock owned by WestPark Capital Financial Services, LLC, of which Mr. Rappaport is Chief Executive Officer and Chairman and may be deemed the indirect beneficial owner of such shares and warrant since he has sole voting and investment control over the shares and warrant.

(2)  Based on 13,684,026 shares of Common Stock outstanding as of August 19, 2010.

Amendment No. 2 to Schedule 13D

This Amendment No. 2, dated August 31, 2010, to Schedule 13D is filed on behalf of Richard Rappaport and WestPark Capital Financial Services, LLC (together the "Reporting Persons"), and amends that certain Schedule 13D as previously filed by Mr. Rappaport with the Securities and Exchange Commission on March 17, 2008 (the “Original 13D”), as amended on January 21, 2010 (“Amendment No.1,” and together with the Original 13D, the “Schedule 13D”) relating to the common stock, $.0001 par value per share (the “Common Stock”), of China Intelligent Lighting and Electronics, Inc. (formerly known as SRKP 22, Inc.) (the “Issuer” or “Company”), a Delaware corporation.  This Amendment No. 2 is being filed to report a material change in the percentage of shares of Common Stock beneficially owned by the Reporting Persons.  The amounts of Common Stock owned by the Reporting Persons disclosed in this Amendment No. 2 to Schedule 13D give effect to the 1-for-2 reverse stock split that became effective on May 12, 2010.

Items 3 and 5 of the Schedule 13D are hereby amended and restated as follows:

Item 3.   Source and Amount of Funds or Other Consideration.

As more fully described in Item 5, which is incorporated herein by reference, WestPark Capital Financial Services, Inc. and Richard Rappaport made the following purchases:

On August 13, 2010, Richard Rappaport exercised his warrants to purchase 46,457 shares of Common Stock.  An aggregate of 46,453 shares of Common Stock were issued pursuant to a cashless exercise of these warrants.  On August 13, 2010, the Amanda Rappaport Trust and the Kailey Rappaport Trust each exercised warrants to purchase 13,066 shares of Common Stock.  An aggregate of 13,065 shares of Common Stock were issued to each trust pursuant to a cashless exercise of these warrants.  Mr. Rappaport serves as the sole Trustee of the Amanda Rappaport Trust and the Kailey Rappaport Trust. He may be deemed indirect beneficial owner of these securities since he has sole voting and investment control over the shares of Common Stocks pursuant to the exercise of warrants.

From June 21 through July 7, 2010, Richard Rappaport purchased on the open market an aggregate of 179,810 shares of Common Stock for an aggregate purchase price of $520,891.  The source of funding for these purchases was personal funds.

Item 4.   Purpose of Transaction

           The securities of the Issuer were acquired by the Reporting Persons for investment purposes.  See Item 3 of this Schedule, which is hereby incorporated by reference.

Item 5.   Interest in Securities of the Issuer

(a) The Reporting Persons beneficially own an aggregate of 1,594,220 shares of Common Stock, representing 11.7% of the outstanding shares of Common Stock (based on the number of shares of Common Stock of the Company as of August 19, 2010).  The percentages used herein and in the rest of Item 5 are calculated based upon 13,684,026 shares of Common Stock issued and outstanding as of August 19, 2010.

(b) The Reporting Persons have the sole right to vote and dispose of, or direct the disposition of, the 1,594,220 shares of Common Stock beneficially owned by the Reporting Persons.

(c) The following transactions in the shares of the Issuer’s Common Stock were effected since the filing of Amendment No.1:

On June 21, 2010, Richard Rappaport purchased 9,500 shares of Common Stock at approximately $2.93 per share for a total of $27,834 on the open market.

On June 22, 2010, Richard Rappaport purchased 157,410 shares of Common Stock at approximately $2.89 per share for a total of $455,065 on the open market.

On June 23, 2010, Richard Rappaport purchased 5,500 shares of Common Stock at approximately $2.89 per share for a total of $15,910 on the open market.

On June 23, 2010, in connection with the closing of the public offering, WestPark Capital Financial Services, LLC, of which Richard Rappaport is Chief Executive Officer and Chairman, canceled warrants to purchase 350,000 shares of Common Stock at an exercise price of $0.0002 per share. Neither Richard Rappaport nor WestPark LLC received any cash consideration for the cancellation of warrants.

On June 24, 2010, Richard Rappaport purchased 6,500 shares of Common Stock at approximately $2.97 per share for a total of $19,335 on the open market.

On June 25, 2010, Richard Rappaport purchased 500 shares of Common Stock at approximately $3.28 per share for a total of $1,640 on the open market.

On July 7, 2010, Richard Rappaport purchased 400 shares of Common Stock at approximately $2.77 per share for a total of $1,107 on the open market.

On August 13, 2010, Richard Rappaport sold 10,000 shares of Common Stock at approximately $3.29 per share for a total of $32,908 on the open market.

On August 13, 2010, Richard Rappaport exercised warrants to purchase 46,457 shares of Common Stock at an exercise price of $0.0002 per share. Because Richard Rappaport exercised the warrants pursuant to a cashless exercise, Richard Rappaport was issued an aggregate of 46,453 shares upon the exercise of the warrants.

On August 13, 2010, the Amanda Rappaport Trust, of which Richard Rappaport is Trustee, exercised warrants to purchase 13,066 shares of Common Stock at an exercise price of $0.0002 per share.  Because the trust exercised the warrants pursuant to a cashless exercise, it was issued 13,065 shares of Common Stock.

On August 13, 2010, the Kailey Rappaport Trust, of which Richard Rappaport is Trustee, exercised warrants to purchase 13,066 shares of Common Stock at an exercise price of $0.0002 per share.  Because the trust exercised the warrants pursuant to a cashless exercise, it was issued 13,065 shares of Common Stock.

On August 13, 2010, WestPark Capital Financial Services, LLC, of which Richard Rappaport is Chief Executive Officer and Chairman, exercised warrants to purchase 263,500 shares of Common Stock at an exercise price of $0.0002 per share. Because WestPark Capital Financial Services, LLC exercised the warrants pursuant to a cashless exercise, WestPark Capital Financial Services, LLC was issued an aggregate of 263,481 shares upon the exercise of the warrants.

(d) Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 1,594,220 shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not Applicable.

Item 7.   Material to be Filed as Exhibits.

1.           Joint Filing Agreement attached hereto as Exhibit A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date:  August 31, 2010

RICHARD RAPPAPORT

By:
_/s/ Richard Rappaport___________________
Richard Rappaport

WESTPARK CAPITAL FINANCIAL SERVICES, LLC

By:
_/s/ Richard Rappaport___________________
Richard Rappaport,
Chief Executive Officer

EXHIBIT INDEX

1.           Joint Filing Agreement attached hereto as Exhibit A.

EXHIBIT A

Agreement of Joint Filing

The  undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of China Intelligent Lighting and Electronics, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date:  August 31, 2010

RICHARD RAPPAPORT

By:
_/s/ Richard Rappaport___________________
Richard Rappaport

WESTPARK CAPITAL FINANCIAL SERVICES, LLC

By:
_/s/ Richard Rappaport___________________
Richard Rappaport,
Chief Executive Officer